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Daniel P. Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

January 29, 2026
Re:	Grayscale Avalanche Trust (AVAX) Amendment No. 2 to Registration Statement on Form S-1 Filed December 23, 2025 File No. 333-289829

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att'n:	David Lin
Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments Sponsors, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Avalanche Trust (AVAX) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 23, 2026, relating to the Trust’s Amendment No. 2 to the Registration Statement on Form S-1. The Sponsor has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement (as amended, the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Forward-Looking Statements, page ii

1.
We note your disclosure that "neither the Trust, the Sponsor, nor any other person assumes responsibility for the accuracy and completeness of any of these forwardlooking statements." Please revise your disclosure as it is not appropriate to disclaim responsibility for disclosure in your registration statement.

Response: The Sponsor has revised the disclosure on page iv of the Registration Statement in response to the Staff’s comment.

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Prospectus Summary
Trust Overview, page 1

2.
We note your statement in the second full paragraph on page 2 that prior to the listing of the Shares on NASDAQ, the Sponsor intends to change the Index to CoinDesk AVAX CCIXber Reference Rate. We also note that your website (at https://www.grayscale.com/funds/grayscale-avalanche-trust) states that "[a]s of 10/1/2025 the Trust tracks CoinDesk AVAX CCIXber Reference Rate, prior to this date the Trust tracked the CoinDesk Avalanche Reference Rate." Please revise to reconcile and/or clarify your disclosures, as appropriate.

Response: The Sponsor has revised the disclosure on page 2 of the Registration Statement in response to the Staff’s comment.

Staking, page 1

3.
We note your disclosure in the first full paragraph on page 5 that the Sponsor, on behalf of the Trust, may be able to enter into other financing arrangements or implement other mechanisms to manage AVAX liquidity constraints, including entering into short-term financing arrangements with its Custodian to provide AVAX to the Trust for settlement of trades with the Trust's Liquidity Provider(s), if necessary. Please expand to discuss in greater detail how such short-term financing arrangements will operate, to the extent information is reasonably available.

Response: The Sponsor has revised the disclosure on pages 5, 66 and 131 of the Registration Statement in response to the Staff’s comment.

4.
Please revise to update your references on pages 5, 67 and 133 to NASDAQ's "proposed"
generic listing standards.

Response: The Sponsor has revised the disclosure on pages 5, 66 and 132 of the Registration Statement in response to the Staff’s comment.

Risk Factors
Risk Factors Related to Digital Assets
Staking may prove unattractive to validators..., page 28

5.
We note that in response to prior comment 2, you have included disclosure in the last paragraph of this risk factor that the Sponsor generally will stake as much of the Trust's AVAX as is practicable (i.e., up to 100%) at all times, with the remainder of the Trust's AVAX remaining unstaked. While your revised disclosure quantifies the maximum amount of the Trust's AVAX that generally will be staked at all times, it does not appear to quantify or provide a range for the expected percentage of the Trust's AVAX that will remain unstaked in the ordinary course. Please revise to quantify or provide a range for the expected percentage of your assets to be held in the Liquidity Sleeve in the ordinary course, or explain why you are unable to do so.

Response: The Sponsor has revised the disclosure on pages 5, 28 and 131 of the Registration Statement in response to the Staff’s comment.

January 29, 2026	2

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Risk Factors Related to the Trust and the Shares
The Trust relies on third-party service providers to perform certain functions essential to the affairs of the Trust..., page 46

6.
We note your disclosure that "the SEC has released proposed amendments to Rule 206(4)-2 that, if enacted as proposed, would amend the definition of a 'qualified custodian' under Rule 206(4)-2(d)(6)." Please revise to update the status of the proposed amendments you reference.

Response: The Sponsor has revised the disclosure on page 45 of the Registration Statement in response to the Staff’s comment.

The lack of full insurance and shareholders' limited rights of legal recourse..., page 49

7.
Please disclose here, if accurate, that the insurance and capital reserves maintained by the Custodian, Coinbase Custody Trust Company, LLC, are shared among all of its customers and therefore not specific to the Trust.

Response: The Sponsor has revised the disclosure on pages 48 and 121 of the Registration Statement in response to the Staff’s comment.

Business
Legal Proceedings, page 126

8.
Please revise your disclosure related to the May 19, 2025 complaint to include the amounts Genesis Capital and Genesis Asia are seeking to recover. To the extent material, please also revise to include information regarding the corresponding legal complaint filed in the Delaware Chancery Court.

Response: The Sponsor has revised the disclosure on page 124 of the Registration Statement in response to the Staff’s comment.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

January 29, 2026	3

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cc:	Edward McGee
Craig Salm
Jake Karlsruher

Joseph A. Hall
Davis Polk & Wardwell LLP

January 29, 2026	4